UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2022

Commission File Number:               001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T Acquires Transpire to Enhance its Growth in

Australia and APAC

New York, USA - August 16, 2022 - Business Wire - CI&T (NYSE: CINT), a global digital specialist, announces today the execution of a sale and purchase agreement to acquire Transpire Technology Pty Ltd ("Transpire"), an award-winning Australian technology consultancy, to enhance its growth in APAC.

Since 2009, Transpire has been the trusted technology partner of some of Australia’s most innovative organizations, including Vodafone, Virgin Australia and ASX200 listed companies. Headquartered in Melbourne, with team members across Australia, Transpire delivers digital experiences across several verticals, with a solid design-led, mobile-first, cloud-native approach. In 2022, Transpire was certified a Great Place to Work®, recognizing its leading workplace culture in Australia.

CI&T's digital transformation expertise has accelerated business impact for leading brands around the world. By combining insight-driven digital strategy, customer-centric design, and best-in-class engineering, CI&T brings ideas to market faster, generating immediate business results. As part of this strategic acquisition, Transpire will add around 100 digital specialists to CI&T, further expanding the company’s operations in the region.

"We are excited with the arrival of Transpire to the CI&T Family and with all future possibilities it will spark for Australia and the whole APAC region," commented Cesar Gon, Founder and CEO of CI&T.

"With Transpire, our clients will benefit from a comprehensive suite of end-to-end digital capabilities in addition to enhanced regional expertise. As a people-first organization, there are tremendous opportunities for growth for our collective employees as well as the incredibly diverse and talented pool of professionals in the region we are looking to tap into," added Felipe Rubim, APAC VP for CI&T.

Josh Guest, Transpire CEO said: “CI&T shares our values and our commitment to make a positive impact on the world through technology. By joining this global family, our strategy and vision are now within reach, and we couldn’t be more excited to begin this journey together.”

The purchase price for the acquisition is AUD 23.4 million (USD 16.4 million). Transpire recorded AUD 15.5 million (USD 10.9 million) in net revenue in its fiscal year ended in June 2022. The completion of this transaction is subject to the satisfaction of customary closing conditions and is expected to happen during the third quarter of 2022.

About Transpire

Transpire is a technology consultancy based in Melbourne, Australia. It designs & builds digital experiences that transform & inspire — helping our clients to solve complex problems, delighting users, and improving people’s lives through technology. Transpire is on a mission to weave humanity into technology. Transpire believes that everybody has the right to benefit from the digital experiences Transpire helps create. That is why Transpire champions Universal Design, Accessibility, Diversity & Inclusion, and being a socially progressive & responsible company. Since 2009 Transpire has been trusted by some of Australia’s most innovative organizations to be their strategic technology partner and deliver their digital vision.

About CI&T

CI&T (NYSE: CINT) is a global digital specialist, a partner in end-to-end digital transformation for 100+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 27-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 9 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 6,400 professionals in strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency.

Cautionary statement on forward-looking statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic, the ongoing war in Ukraine and economic sanctions imposed by Western economies over Russia on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra, Somo and Box 1824; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's annual report on Form 20-F. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact:

Eduardo Galvão

investors@ciandt.com

Media Relations Contact

Zella Panossian

ciandt@illumepr.com

Caroline Shawyer

caroline@prgroup.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 16, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer